UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CollPlant Holdings Ltd. (the “Company”) recently formed a committee to search for a U.S.-based chairperson of the Board of Directors. As previously reported, the Company and U.S.-based United Therapeutics announced the entry into a License, Development and Commercialization Agreement for 3D bioprinted lung transplants, and the Company is seeking to further advance its 3D bioprinting business in the U.S. with various companies that are evaluating CollPlant’s rhCollagen based BioInk for the bioprinting of organs and tissues.

On January 1, 2019, David Tsur notified the Company of his resignation as the Chairman and as a member of the Board of Directors, effective March 31, 2019, or earlier if a new Chairperson is appointed, to pursue other opportunities.

The Board of Directors thanks Mr. Tsur for his contribution as Chairman and wishes him success in his future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: January 2, 2019	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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